Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

June 12, 2025

VIA EDGAR TRANSMISSION

Yoon Y. Choo, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust III (the “Trust”)
Post-Effective Amendment No. 109 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23312; 333-221764

Dear Ms. Choo:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on May 21, 2025, with respect to the Amendment and the Trust’s proposed new series, the 2X Software ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

As noted in response to the Staff’s Comments below, the name of the Fund has been changed to the “2x Daily Software Platform ETF.”

PROSPECTUS

General

1.	Please include in the Fund’s name the period over which returns are measured.

Response: The Trust confirms that the Fund’s name has been revised accordingly. In addition, in response to Comment 4 below, the reference in the Fund’s original name to “Software,” has been expanded – the Fund’s new name will be the “2x Daily Software Platform ETF.”
2.	In the Summary section, second paragraph, third sentence, please revise to include that leverage also increases the impact of compounding.

Response: The Trust confirms that the foregoing sentence has been revised accordingly.
3.	In the fee table, consider adding a note to the fee table that discloses the estimated costs of investing in swaps.

Response: The Trust will revise the Prospectus to include a footnote to the fee table that describes the indirect costs associated with investing in swaps. The footnote will explain that these costs, which may include the embedded cost of the swap and the operating expenses of the referenced assets, are not included in the fee table and are not reflected in the expense example.

4.	Please explain in the disclosure what “software platforms” are.

Response: The Trust confirms that the Prospectus has been updated to clarify the meaning of “software platforms.”
5.	In an appropriate location in the prospectus, please disclose whether the Index Provider is affiliated with the Adviser or Sub-Adviser. Additionally, please disclose whether the Adviser or Sub-Adviser retains any role with respect to the Index, including index methodology or constitution, or can obtain non-public information about the index.

Response: The Trust confirms that appropriate disclosure has been added to Item 9.
6.	The Fund’s name includes the term “software,” however we note that the Index fact sheet discloses holdings in companies like NVIDA, Amazon, MasterCard, and Visa, that are not commonly viewed as software companies and have material operations and fee drivers that are not related to software. Please supplementally explain why the Fund believes these companies qualify as “software” companies. To be eligible for inclusion in the Index, a company is required, among other things, to derive 20% of its revenue from software platforms. If a revenue-based test is used, the issuer should receive at least 50% of revenue from “software” platforms to qualify for inclusion.

Response: As referenced above in response to Comment 1, the Trust respectfully notes that the Fund’s name has been revised to the 2x Daily Software Platform ETF.” Also, to address the foregoing comment regarding revenue levels, the Index’s methodology has been revised to require that at least 80% of its constituents be composed of companies that derive at least 50% of their revenues from software driven enterprises (as further described in the Prospectus).

Principal Investment Strategies

7.	Consider moving the following sentence to the discussion of the Index’s minimum criteria for inclusion: “To be eligible for inclusion, companies must have a positive price-to-earnings ratio.”

Response: The Trust confirms that the sentence has been moved to the section of the Prospectus that describes the Index’s minimum criteria.
8.	Please provide more detail on the Index constituent selection process, including (i) the sub-factors used to assess quality and market presence and the weighting of the sub-sectors within each factor [quality/market presence], (ii) if any companies in the eligible Index universe may be excluded, the criteria for exclusion, and (iii) discretion exercised by the Index Provider in Index constitution and rebalancing.

Response: The Trust confirms that the Prospectus has been supplemented to provide more detail about the Index constituent selection process.
9.	Please reconcile the methodology set forth on the Index’s website with the Index methodology described in the prospectus. The website includes revenue as a sub-factor of quality and does not include market presence as a factor.

Response: The Trust notes that the Index methodology presented on the website has been updated to be consistent with the updated methodology, as outlined in the Prospectus (as updated).

As described in the Prospectus, the Index’s methodology incorporates two distinct factors: quality and market presence. The term “market presence” is defined as market capitalization and is not considered a component of the quality factor. Instead, market capitalization is utilized as a separate and independent input in the Index’s constituent selection process. In alignment with the Index methodology, companies in the eligible universe are ranked independently based on their quality score and market capitalization. These two rankings are then averaged to produce a composite score, and the top 50 companies, as determined by this composite ranking, are considered for inclusion in the Index.

Furthermore, as noted in response to Comment 6 above, the Index’s methodology has been revised to require that at least 80% of its constituents to be composed of companies that derive at least 50% of their revenues from software driven enterprises. To that end, following the composite score-based selection process, the Index applies a revenue-based engagement requirement to ensure alignment with its focus on Software Platforms. Specifically, at least 80 percent of the Index must be composed of companies that derive at least 50 percent of their revenue from software-driven enterprise business activities, referred to as “principally” engaged companies. Companies that do not meet this threshold (“materially” engaged companies”) may collectively comprise only up to 20 percent of the Index. If the total weight of materially engaged companies would exceed this limit following constituent selection, the excess weight is reallocated proportionally to the principally engaged companies.

10.	The Index methodology set forth on the Index’s website states that there is a “ten company ranked buffer for current constituents” please reconcile that statement with the disclosure in the prospectus. If disclosure will be added to the prospectus, please explain what the quoted statement means and how it affects the composition of the Index.

Response: The Index methodology includes a buffer rule designed to promote stability in the composition of the Index. Specifically, while new constituents must rank within the top 50 based on the composite scoring methodology, existing Index constituents are permitted to remain in the Index provided they rank within the top 60 at the time of reconstitution.

During each reconstitution, all current constituents that rank within the top 60 are retained. Any remaining spots necessary to complete the set of 50 total Index constituents are then filled by the highest-ranking new companies. This “ten company ranked buffer” serves to reduce turnover and mitigate unnecessary changes to the Index composition due to marginal differences in ranking.

As noted in response to Comments 6 and 10, the Index’s methodology has been revised to require that at least 80% of its constituents to be composed of companies that derive at least 50% of their revenues from software driven enterprises. As a result, after the application of the buffer rule, the Index applies the aforementioned revenue-based engagement requirement to ensure alignment with its focus on Software Platforms. If the total weight of materially engaged companies would exceed 20% of the Index following application of the buffer, the excess weight will be reallocated proportionally to the principally engaged companies.

Corresponding disclosure has been added to the Prospectus to clarify this aspect of the Index methodology.
11.	With respect to Index weighting, please briefly explain in the disclosure how excess weights are distributed.

Response: The Trust confirms that additional disclosure explaining how excess weights are distributed has been added to Item 9.
12.	With respect to the Fund’s Investment Strategy, please clarify whether each security represented by a swap contracts will be an Index constituent. Please explain in the disclosure how (i) each underlying security for a swap contract is chosen and (ii) investment exposure to a single index security provides investment exposure to the Index. If the Fund will enter into swaps on all of the securities in the Index, or a representative sample of the securities in the Index that has aggregate characteristics similar to that of the Index, please revise the disclosure to make this clear.

Response: The Trust supplementally notes that the Fund intends to gain exposure to the performance of the Index through a single total return swap agreement referencing the Index as a whole, rather than through individual swaps on each of the underlying Index constituents. The Prospectus has been revised to make clear that the Fund seeks exposure to the full Index through a single swap agreement rather than through a representative sample or multiple underlying security-based contracts.

13.	With respect to the Fund’s uses of short-dated in-the-money call options, please clarify in the disclosure whether the Fund will be buying and/or selling these call options.

Response: The Trust confirms that the Prospectus has been revised to clarify that the Fund will buy such call options.

Principal Investment Risks

14.	Please consider whether the following may be principal risks of the Fund that should be addressed in the risk disclosure. Index risk, Index-provider risk, any risks attributable to the characteristics of the Index components (e.g., capitalization risk).

Response: The Trust confirms that the Principal Investment Risk disclosures have been supplemented to include disclosures for each of the foregoing risks.

Item 9

15.	With respect to the table included under the Compounding and Market Volatility Risk disclosure, to better illustrate the point that the negative implications of volatility, please consider disclosing historical volatility data for the Index.

Response: The Trust confirms that historical volatility data for the Index has been added in conjunction with the foregoing table.
16.	Please clarify throughout the disclosure who is responsible for implementing the Fund’s investment strategy (i.e., the Adviser or the Sub-Adviser)

Response: The Trust confirms that disclosure has been added to the Fund’s principal investment strategy that details the responsibilities of the Adviser and the Sub-Adviser.

Purchase and Sale of Shares

17.	If applicable, please add the information indicated in Item 6(c)(4) of N-1A.

Response: The Trust confirms that the foregoing information has been added to the Prospectus.

Item 9 – Tax Risk

18.	Please disclose which investments give rise to the risk that the Fund may fail to qualify as a RIC. Please discuss under “taxes” or other appropriate section of the prospectus, the tax treatment of the investments that give rise to this risk.

Response: The Trust confirms that the tax risk disclosures have been revised to address the foregoing comment.

Determination of Net Asset Value

19.	Please add the disclosure required for ETFs by Item 11(a)(1).

Response: The Trust respectfully notes that the foregoing disclosure is already reflected in the Summary section for each Fund, as well as in the Item 11 disclosures under the heading “HOW TO BUY AND SELL SHARES.”
20.	Please add disclosure on how the Fund will value its swaps and options.

Response: The Trust confirms that such disclosure has been added to the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION

21.	With respect to the Funds’ fundamental restrictions regarding concentration, the statement with respect to investment companies, this statement is not consistent with the Staff’s view. The Fund must consider the investments of all underlying investment companies the Fund invests in when determining whether the Fund is in compliance with its own concentration policy. Please make clear in the disclosure that in determining compliance with its own concentration policy, the Fund will consider the investments of the underlying funds in which it invests.

Response: The Trust respectfully believes that the existing disclosure appropriately reflects a reasonable and operationally feasible approach to applying the Fund’s concentration policy in the context of investments in other investment companies. Requiring the Fund to consider the investments of all underlying investment companies, regardless of whether their portfolio holdings are publicly available, would impose a standard that is neither practicable nor administrable. The current disclosure ensures that the Fund will look through to the holdings of an underlying investment company when such information is published on a daily basis. Additionally, where an underlying investment company does not disclose its holdings daily but has a stated policy to concentrate, or has otherwise disclosed concentration in a particular industry or group of related industries, the Fund will take such information into account. This approach aligns with what can reasonably be monitored and applied on a consistent basis, and we believe it is consistent with both the spirit and intent of the concentration requirements under the Investment Company Act of 1940.

PART C

22.	The Staff believes that the agreement that allows the Fund to use the Index is a material agreement of the Fund, please file it as an exhibit.

Response: The Trust confirms that the Index license agreement will be added as an exhibit to the Fund’s registration statement.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino
Michael Pellegrino
General Counsel
Tidal Investments LLC